EXHIBIT 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-149450, No. 333-124818, No. 333-52766) of Garmin Ltd. of our report dated June 27, 2022, with respect to the statements of net assets available for benefits of Garmin International, Inc. Retirement Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of the Garmin International, Inc. Retirement Plan.

/s/ RubinBrown LLP

St. Louis, Missouri

June 27, 2022